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TABLE OF CONTENTS 4

Exhibit 99.1

EVERGREEN OPERATIONS, LLC

Financial Statements

To the Membership Interest Owners of
Evergreen Operations, LLC
Denver, Colorado

        We have audited the accompanying consolidated balance sheets of Evergreen Operations, LLC. and subsidiaries (the "Company") (a wholly-owned subsidiary of Evergreen Energy Inc) as of December 31, 2007 and 2006, and the related statements of income, members' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Evergreen Operations, LLC and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1, the accompanying consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Deloitte & Touche LLP
Denver, Colorado
March 21, 2008

EVERGREEN OPERATIONS, LLC

Consolidated Balance Sheets

	December 31,
	2007	2006
	(in thousands)
Assets
Current:
Accounts receivable, net	$6,446	$6,011
Inventory	1,443	1,260
Prepaid and other assets	785	1,149

Total current assets	8,674	8,420
Property, plant and equipment, net of accumulated depreciation	20,596	104,273
Construction in progress	5,260	9,526
Mineral rights and mine development, net of accumulated depletion	19,363	21,787
Other assets	509	—

	$54,402	$144,006

Liabilities and Member's Deficit
Current liabilities:
Accounts payable	$3,046	$2,683
Accrued liabilities	2,962	3,578
Other current liabilities	—	112

Total current liabilities	6,008	6,373
Due to Parent	235,118	168,775
Asset retirement obligations	6,171	5,626
Other liabilities, less current portion	1,100	—

Total liabilities	248,397	180,774
Commitments and contingencies (note—8)
Member's deficit:
Accumulated deficit	(193,995)	(36,768)

Total member's deficit	(193,995)	(36,768)

	$54,402	$144,006

See accompanying notes to the consolidated financial statements.

EVERGREEN OPERATIONS, LLC

Consolidated Statements of Operations

	Years Ended December 31,
	2007	2006	2005
	(in thousands)
Operating revenues:
Mining	$47,362	$35,937	$—
K-Fuel refined coal and blended K-Fuel refined coal	1,081	420	—
Consulting and other	45	34	132
Consulting and other to parent	161	663	649

Total operating revenue	48,649	37,054	781
Operating expenses:
General and administrative	10,546	5,251	1,641
Coal mining operating costs	42,377	31,728	—
Plant start-up costs	34,720	26,635	1,484
Depreciation and depletion	7,199	4,915	361
Cost of consulting revenue	24	22	142
Cost of consulting revenue to parent	161	663	649
Asset impairments	111,180	40	—

Total operating expenses	206,207	69,254	4,277

Operating loss	(157,558)	(32,200)	(3,496)
Other income (expense):
Other income (expense)	331	13	2

Total other income	331	13	2

Net loss	$(157,227)	$(32,187)	$(3,494)

See accompanying notes to the consolidated financial statements.

EVERGREEN OPERATIONS, LLC

Consolidated Statements of Member's Deficit

For the Years ended December 31, 2007, 2006 and 2005

Total Member's Deficit
Balance, January 1, 2005	$(1,087)
Net loss	(3,494)

Balance, December 31, 2005	(4,581)
Net loss	(32,187)

Balance, December 31, 2006	(36,768)
Net loss	(157,227)

Balance, December 31, 2007	$(193,995)

See accompanying notes to the consolidated financial statements.

EVERGREEN OPERATIONS, LLC

Consolidated Statements of Cash Flows

	Years ended December 31,
	2007	2006	2005
	(in thousands)
Operating activities:
Net loss	$(157,227)	$(32,187)	$(3,495)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Share-based compensation expense to employees and others	1,077	582	—
Depreciation and depletion	7,199	4,915	361
Asset impairments	111,180	37	—
Asset retirement obligation accretion	287	229	103
Gain sale of fixed assets	(277)	—	—
Other	10	(28)	—
Changes in operating assets and liabilities:
Accounts receivable	(459)	(1,402)	—
Inventory	(183)	941	(64)
Prepaids and other assets	74	(205)	(31)
Other current obligations	(45)	45	—
Accounts payable and accrued expenses	22	(508)	3,624

Cash (used in) provided by operating activities	(38,342)	(27,581)	498

Investing activities:
Purchases of construction in progress	(26,560)	(27,772)	(47,084)
Purchases of property, plant and equipment	(981)	(3,532)	(565)
Proceeds from the sale of assets	916	—	—
Cash paid for acquisition, net of cash received	—	(36,913)	(573)
Purchases of mineral rights	—	(1,026)	—
Restricted cash	(220)	—	—
Other	—	26	—

Cash used in investing activities	(26,845)	(69,217)	(48,222)

Financing Activities:
Payments to parent	(52,884)	(34,703)	—
Advances from parent	118,138	129,963	49,263
Payments on capital leases and note payable	(67)	(14)	—

Cash provided by financing activities	65,187	95,246	49,263

Increase (decrease) in cash and cash equivalents	—	(1,552)	1,539
Cash and cash equivalents, beginning of year	—	1,552	13

Cash and cash equivalents, end of year	$—	$—	$1,552

See accompanying notes to the consolidated financial statements.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

        Unless the context requires otherwise, the terms "Evergreen Operations," "we," "our," and "us" refer to Evergreen Operations, LLC and its subsidiaries. All references to K-Fuel and K-Fuel® refer to Evergreen Energy Inc.'s patented process and technology. All references to Evergreen Energy refer to Evergreen Energy Inc.

(1) Business and Summary of Significant Accounting Policies

        Evergreen Operations, LLC is wholly owned by Evergreen Energy Inc. (Parent or Evergreen Energy). The subsidiaries of Evergreen Operations, which consist of KFx Plant, LLC (KFx Plant), a Wyoming limited liability company, KFx Operations, LLC (KFx Operations), a Wyoming limited liability company, Landrica Development Company (Landrica), a South Dakota corporation, and Buckeye Industrial Mining Company (Buckeye), an Ohio corporation, were wholly owned subsidiaries of Evergreen Energy, a Delaware corporation, prior to being merged into Evergreen Operations, and are considered to be predecessors to the Evergreen Operations. The merger transaction, whereby the wholly owned subsidiaries of Evergreen Energy became wholly owned subsidiaries of Evergreen Operations, has been accounted for as a transfer of net assets between entities under common control at historical cost in a manner similar to a pooling of interests.

        Our goal is to facilitate Evergreen Energy's goal of leveraging a vertically integrated, coal-based platform to deliver clean, efficient and affordable energy. Evergreen Energy and we intend to meet the specific needs of public utility and industrial market customers by providing economical solutions to environmental emission standards compared to other emission standard alternatives. Evergreen Energy's proprietary K-Fuel process uses heat and pressure to physically and chemically transform high moisture, low-Btu coals, such as sub-bituminous coal and lignite, into a more energy efficient, lower-emission fuel.

        Evergreen Energy, along with our engineering consultants, Bechtel Power Corporation, have completed the modifications and improvements of the design and efficiency of the equipment used in the K-Fuel process. Bechtel and Evergreen's operations team at Fort Union completed successful testing of new operational systems that will support construction of future K-Fuel refineries, including a new standard tower design. This work signals that we and Bechtel have resolved the most substantive technical challenges to scaling and fully commercializing our production process. In February 2007, we expanded our contractual relationship with Bechtel to assist with future designs of additional K-Fuel facilities we may build or license, including any K-Fuel facilities located at coal-fired power generating plants, which we refer to as K-Direct facilities. On September 19, 2007, we amended and restated our Umbrella Agreement with Bechtel Power Corporation. Through this new Program Management Agreement, we committed to provide Bechtel with $1 billion in construction contracts through 2013. This restated agreement increases the scope of engineering, procurement and construction services which may be performed by Bechtel. We intend to use Bechtel's services to oversee both technical development and implementation of all new facilities and existing plants, including both K-Fuel and K-Direct plants.

        The Fort Union plant and mine site in Wyoming's Powder River basin, which was our first plant to implement the current K-Fuel process, has accomplished virtually all of the goals and objectives we set forth for this site. Most notably, as a result of operations at the Fort Union plant, we have:

  •
  proven that the K-Fuel process works by increasing Btu's and reducing mercury, sulfur dioxide, nitrogen oxide and carbon dioxide emissions;

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

  •
  successfully completed the design and testing of new operational systems;

  •
  upgraded sufficient amounts of low-rank coal for utility and industrial customers who completed a number of test burns of the K-Fuel product with favorable results; and

  •
  tested and improved product handling processes and requirements and improved transportation issues.

        As of March 19, 2008, we have chosen to suspend operations at our Fort Union plant and mine site. This will enable us to focus on future K-Fuel or K-Direct plants by redirecting constrained resources, both capital and human, to focus on the commercialization of our process. Bechtel has completed the enhanced standard processing tower design based upon the results of the testing completed by us at the Fort Union plant. Additionally, suspending production at this site will further enable us to reduce our cash utilization. If the need arises, we are positioned to resume operations at Fort Union plant to demonstrate the technology or to provide K-Fuel product for test burns at utilities or other industrial sites. Alternatively, we are evaluating redeploying some of the equipment to a future K-Fuel plant site, as discussed further below. We have incurred an asset impairment charge of $109.5 million related to the Fort Union plant and mine site as of December 31, 2007.

        On April 3, 2006, Evergreen Energy completed the acquisition of Buckeye Industrial Mining Company for a total purchase price of $39.1 million, including cash paid, stock issued, liabilities assumed and costs incurred in the acquisition. Buckeye's primary business is to mine, process, blend and sell high quality coal to electric utilities and to industrial end users. Buckeye also operates one of the largest ash disposal facilities in the state of Ohio, disposing of up to one million tons of dry and conditioned ash per year. The acquisition of Buckeye complements our strategy to transition from an energy technology company into an energy production company.

        Basis of presentation and consolidation.    Evergreen Operations, through its predecessor, commenced operations in 2004. We have incurred net losses since inception and, as of December 31, 2007, had an accumulated deficit of $194.0 million. Our parent has committed to provide us with necessary funding to meet our obligations as they come due for the foreseeable future.

        The consolidated financial statements include the accounts of Evergreen Operations and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of our operations if we had operated as an unaffiliated entity. Transactions between Evergreen Operations and Evergreen Energy have been identified in the combined statements as transactions between us and our Parent (see Note 2). All intercompany account balances, transactions and profits (loss) between Evergreen Operations and its subsidiaries have been eliminated. In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

        Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We believe that the significant estimates,

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

assumptions and judgments when accounting for items and matters such as asset retirement obligations, mineral reserves, capitalized premining costs, capitalized plant costs, depletion, depreciation, asset valuations, asset life, acquisitions, allowance for bad debts for receivables, taxes, recoverability of assets, impairments, reserves and other provisions are reasonable, based upon information available at the time they are made. Actual results could differ from these estimates, making it possible that a change in these estimates could occur in the near term.

        Fair value of financial instruments.    The carrying amount of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued liabilities and other current liabilities in the consolidated financial statements approximate fair value because of the short-term nature of the instruments.

        Receivables and allowance for doubtful accounts.    Accounts receivable are recorded at their estimated net realizable value. As of December 31, 2007, three customers from our mining segment accounted for 27%, 18%, 13% and 13% of total accounts receivables, respectively, while two customers in our mining segment accounted for 32% and 13% of total revenues. The allowance for doubtful accounts is determined through an analysis of the past-due status of accounts receivable and assessments of risk regarding collectability. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As of December 31, 2007 and 2006 we have an allowance for doubtful accounts of $28,000 and $4,000, respectively.

        Inventory.    Inventory, which includes washed or prepared coal, raw coal and inventory in transit as well as consumable parts, materials and supplies, are stated at the lower of cost or market. Our practice is to value coal based on the average cost method by the applicable type of coal. Inventory consisted of $1.1 million and $1.2 million of washed or prepared coal, raw coal, K-fuel refined coal and inventory in transit and $317,000 and $104,000 of spare parts and supplies as of December 31, 2007 and 2006, respectively.

        Plant, property and equipment.    Plant, property and equipment consists of our wash plant facility, buildings, furniture and fixtures, computers, vehicles, coal handling system, Fort Union plant and land. Expenditures that extend the useful lives of the assets or increase production capacity are capitalized. Repairs and maintenance that do not extend the useful lives of the assets are expensed as incurred. We begin depreciation on property, plant and equipment assets once the assets are placed into service. Depreciation expense is computed using the straight-line method over the estimated useful lives of the property and equipment or units-of-production method using total processed tonnage for our Fort Union plant.

        Construction in progress.    All costs that are directly related to the engineering, design, purchase or fabrication of plant equipment and are expected to be used in a commercial K-Fuel plant project are capitalized. Costs incurred to develop coal mines or to expand the capacity of operating mines are capitalized. Repair and maintenance costs incurred that extend the useful life of mining machinery and equipment are capitalized. Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred. Employee-related costs directly related to construction are also capitalized during the construction phase.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

        Mineral rights and mine development.    A significant portion of our coal reserves are controlled through leasing arrangements. Costs to obtain coal lands and leased mineral rights, including capitalized premining costs, are depleted to operations using the units-of-production method based on tons produced utilizing only proven and recoverable reserves in the depletion base and are assumed to have no residual value. Premining costs include drilling, permitting, county and state filing fees and initial overburden removal. Also, included in mineral rights are the costs to establish the related asset retirement obligations. The leases have primary terms ranging from 3 to 10 years and substantially all of the leases contain provisions that allow for automatic extension once mining commences and for as long as some mining activity continues.

        Health care costs.    Our employees participate in Evergreen Energy's health insurance plans. Evergreen Energy is self-insured, subject to a stop-loss policy, for individuals and all participants as a group. These costs are allocated to us by Evergreen Energy. The liability for outstanding medical costs has been estimated based on historical claims and is included in our due to Parent.

        Asset retirement obligations and restricted cash.    We calculate the present value of all asset retirement costs, for which we have a legal obligation, and record all such costs as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period or depleted using actual tons mined or actual tons produced. The liability is then accreted over time by applying an interest method of allocation to increase the liability. We have identified legal retirement obligations related to our project site near Gillette, Wyoming and our surface and deep mines in Ohio. The Department of Environmental Quality for the state of Wyoming required us set aside cash as collateral pledged toward our asset retirement obligation. Evergreen Energy funded this obligation and the restricted cash is reflected on their balance sheet.

        Exploration costs.    Mineral exploration costs are expensed as incurred. When it has been determined that it is economically feasible to extract coal and the permitting process has been initiated, the costs incurred to further delineate and develop the mine are considered premining costs and are included in construction in progress in our consolidated balance sheets.

        Long-lived assets.    We evaluate long-lived assets based on estimated future undiscounted net cash flows or other fair vlaue measures whenever significant events or changes in circumstances occur that indicate the carrying amount may not be recoverable. If that evaluation indicates that an impairment has occurred, a charge is recognized to the extent the carrying amount exceeds the fair values of the asset, whichever is more readily determinable. In addition, we capitalized certain costs related to investigating potential sites for future facilities. We evaluate the status of these potential sites and if any site has been abandoned or we anticipate that it will be abandoned, we write-off all associated costs.

        Revenue.    We recognize revenue when there is persuasive evidence of an arrangement, generally when an agreement has been signed, all significant obligations have been satisfied, the fee is fixed or determinable, and collection is reasonably assured. We recognize revenue from coal sales at the time risk of loss passes to the customer, either at our shipping point or upon delivery, depending on contractual terms. When sales include delivery to the customer, transportation costs are billed by us to our customers. We had $8.7 million and $5.9 million of transportation costs included in both cost of

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

sales and mining revenues for the year ended December 31, 2007 and 2006 respectively. Ash disposal revenue is recognized when coal combustion bi-products are received at our ash disposal facility.

        Brokered coal.    We act as an agent in certain transactions involving the brokering of coal produced by others. As we generally do not take title to the coal or bear the risk of loss, we have recognized the net amount of profit related to the transactions in our consolidated statements of operations.

        Income taxes    No provision for incomes taxes related to income, deductions, gains, losses and credits has been made in the consolidated financial statements related to the operating results of KFx Plant, KFx Operations, and Evergreen Operations, on an unconsolidated basis, as such items are reportable on the income tax returns of the members of these limited liability corporations. Our subsidiaries Buckeye and Landrica are corporations subject to tax under the federal income tax code. Consequently, we follow the liability method of accounting for income taxes for Buckeye and Landrica, pursuant to which deferred tax assets and liabilities are recognized for future tax consequences. A deferred tax asset or liability is computed for both the expected future impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized, based upon an assessment of both negative and positive evidence, in future tax returns. Tax rate changes are reflected in the period such changes are enacted. Evergreen Energy files consolidated tax returns on our behalf whenever possible.

        Deferred income taxes.    We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate future taxable income becomes apparent, we may be required to reduce this valuation allowance, resulting in income tax benefits in our consolidated statement of operations. We evaluate the deferred tax assets annually and assess the need for the valuation allowance.

        Accounting for stock grants, options and warrants.    Our employees participate in Evergreen Energy's stock plans. On January 1, 2006, Evergreen Energy adopted Statement of Financial Accounting Standards 123R, "Share-Based Payments", or SFAS 123R. Evergreen Energy issues stock grants and options to our employees and consultants in connection with our various business activities. These are accounted for in accordance with the provisions of SFAS 123R and Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services" as well as other authoritative accounting pronouncements. Evergreen Energy is required to make estimates of the fair value of the related instruments and recognize expense over the period benefited, usually the vesting period. We recognized $1.1 million, $582,000 and $0 of non-cash compensation expense for the periods ended December 31, 2007, 2006 and 2005, respectively, related to share-base payment expense allocated to us by Evergreen Energy.

        Prior to the adoption of SFAS 123R, Evergreen Energy accounted for share-based payment awards in accordance with Accounting Principals Board 25 "Accounting for Stock Issued to Employees", which generally provided that no compensation expense was recorded in connection with the granting of employee and non-employee directors stock options if the options were granted at prices at least equal to the fair value of the common stock at date of grant. Stock options granted to employees and

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

non-employee directors were measured using the Black-Scholes option pricing model and reflected in our proforma disclosures pursuant to Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation." Stock options and other share-based payments granted by Evergreen to non-employees and related to our operations were accounted for in accordance with SFAS No. 123, and Emerging Issues Task Force Abstract No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." Accordingly, stock options granted by Evergreen Energy to non-employees were measured using the Black Scholes option pricing model and reflected in the consolidated financial statements under guidance of SFAS 123 over the expected service period.

        Had expense for Evergreen Energy's allocation of compensation related to stock options granted by it to our employees been recognized based on the fair value over the vesting period for the awards consistent with the method of SFAS 123, our pro forma net loss would have been reported as follows:

Year ended December 31, 2005
(in thousands)
Net loss, as reported	$(3,494)
Less: Share-based employee compensation expense included in reported net loss	—
Total share-based employee compensation expense determined under a fair value based method	(80)

Pro forma net loss	(3,574)

        Recently adopted accounting pronouncements.    In September 2006, the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin No. 108, or SAB No. 108, "Financial Statement Misstatements." SAB No. 108 expresses the SEC staff's view regarding the process of quantifying financial statement misstatements. The Interpretations in SAB No. 108 are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The adoption of this pronouncement did not have any impact on our financial position or results our operations.

        In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109," ("FIN 48") which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize, in our condensed financial statements, the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective as of January 1, 2007. We have evaluated our tax positions and determined that the adoption of this pronouncement as of January 1, 2007 did not have a material impact on our financial position or results of operations. Our tax return net operating loss carryforwards are significant. The tax years in which losses arose may be subject to audit by the Internal Revenue Service when such carryforwards are utilized to offset taxable income in future periods.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(1) Business and Summary of Significant Accounting Policies (Continued)

        Recently issued accounting pronouncements.    In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurement". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have evaluated the adoption of this pronouncement and do not expect any material effect on our position or results of operations.

        In February 2007, the FASB issued SFAS No. 159 "Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115". This standard permits the use of fair value measurement of financial assets and liabilities in the balance sheet with the net change in fair value recognized in periodic net income. The Standard is effective for fiscal years beginning after November 15, 2007. We have evaluated the adoption of this pronouncement and do not expect any material effect on our position or results of operations.

(2) Related Party Transactions

        Included in General and Administrative expenses for the years ended December 31, 2007, 2006 and 2005 are $4.5 million, $2.9 million, $1.3 million, respectively, of costs which have been allocated to us from our Parent. These costs relate to general and administrative services provided by our Parent and are generally allocated on a percentage basis based either on number of employees or on total operating expenses plus capital expenditures. Periodically, third parties bill for services provided to us that are paid for on our behalf by our Parent. In addition, third parties bill either Evergreen Energy or one of their subsidiaries for services provided to numerous Evergreen Energy affiliate entities. Evergreen Energy pays these bills and passes through to the Evergreen Energy affiliates their respective expense amounts. Evergreen Energy pays all invoices on behalf of KFx Plant, Landrica, and KFx Operations and funds all expenditures by Buckeye and these transactions are reflected in Due to Parent. Beginning June 2007, Evergreen Energy began paying all invoices on behalf of Buckeye.

        The Due to Parent includes our obligations related to these allocated balances and other pass through charges incurred by Evergreen Energy on our behalf. The balance in the Due to Parent line item is treated similar to a revolving credit arrangement. All cash receipts related to the operations of Buckeye and KFx Plant are received by Evergreen Energy and such funds are reflected as payments to Evergreen Energy. The payable to Parent is non-interest bearing and is payable upon demand. Our Parent has asserted that payment will not be demanded in 2008. We anticipate that we will continue to generate net losses and negative net cash flows into the foreseeable future. Additionally, we do not have a third party borrowing capacity to fund our operations for the next twelve months. Evergreen Energy has committed to continue to fund our operations for the foreseeable future.

        On December 7, 2006, Evergreen Energy entered into a memorandum of understanding and real estate lease with Hills Products Group, Inc., or Hills Products. Hills Products is owned by Mr. Stanford Adelstein who serves on Evergreen Energy's Board of Directors. Evergreen Energy has leased certain

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(2) Related Party Transactions (Continued)

real estate and facilities, including a train load-out facility, for the sole purpose of trans-loading our K-Fuel refined coal from over-the-road truck into railcars. Prior to the execution of this agreement, Evergreen Energy's independent Board members approved this transaction. Evergreen Energy believes the terms and contracted amounts would be similar if they had entered into this agreement with an unrelated third party. Per the agreement, Evergreen Energy has committed to a monthly payment in the amount of $1,500, plus an additional fee based on tonnage of K-Fuel refined coal loaded after agreed upon monthly tonnages are exceeded. As KFx Plant is utilizing these services, all such costs are reflected in these financial statements. We incurred $24,000 pursuant to the agreement for the year ended December 31, 2007.

(3) Acquisitions

  Buckeye Acquisition

        On April 3, 2006, Evergreen Energy completed the acquisition of Buckeye for a total purchase price of $39.1 million, consisting of $35.0 million in cash and Evergreen Energy's common stock valued at $2.2 million. Evergreen Energy incurred $1.0 million in acquisition costs and reimbursed Buckeye's former parent $900,000 for cost incurred relating to capital projects. Buckeye's primary business is to mine, process, blend and sell coal to electric utilities and to industrial and institutional end users. Buckeye also operates one of the largest ash disposal facilities in the state of Ohio, disposing of up to one million tons of dry and conditioned ash per year. We believe the acquisition has added value through access to Buckeye's established markets, infrastructure and coal reserves. The benefits of the acquisition include the addition of an experienced coal marketing and mining team and cash flow. Their operations have been included in our consolidated financial statements as of the effective purchase date of April 3, 2006.

        The acquisition of Buckeye has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations, or SFAS 141, with us being treated as the acquirer. Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the effective date of the acquisition (in thousands):

Cash	$—
Accounts receivable	4,649
Inventory	2,138
Other current and long-term assets	743
Property, plant and equipment	7,812
Ash disposal facility	7,557
Mineral rights and mine development	20,720
Construction in progress	1,442

Total assets acquired	45,061

Less: Current liabilities assumed	4,182
Asset retirement obligations	1,772

Net purchase price	$39,107

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(3) Acquisitions (Continued)

        Pro forma acquisition information represents our unaudited results of operations as if the acquisition had occurred on January 1, 2006 and January 1, 2005 (in thousands).

	December 31,
	2006	2005
Revenue	$49,844	$50,548
Net income (loss)	$(32,210)	$1,477

  MR&E Acquisition

        MR&E LLC, a research and engineering firm focused on thermal process engineering, including the upgrading and processing of clean coal, was acquired due to its significant expertise in thermal process engineering. Evergreen Energy acquired all of the outstanding membership interests effective March 1, 2005 for cash of $656,000, including cash received of $83,000. Their operations have been included in our financial statements as of the effective purchase date of March 1, 2005. Effective October 11, 2007, Evergreen Energy sold all of the assets of MR&E for a sales price of $800,000.

        The operating results, including revenue and net income, for the year ended December 31, 2005 were insignificant. Therefore, pro forma results as if the acquisition had occurred at the beginning of the period are not presented. As of August 1, 2006, MR&E was legally merged into KFx Operations, another wholly owned subsidiary.

(4) Property, Plant and Equipment, Construction in Progress, and Mineral Rights and Mine Development

        Property plant and equipment consisted of the following:

		December 31
	Year Lives	2007	2006
	(unaudited)
	(in thousands)
Fort Union plant and equipment	—	$2,022	$84,093
Machinery and equipment	3 - 15	13,039	9,948
Ash facility and wash plant	5 - 10	8,937	8,526
Other	3 - 30	3,601	5,742

Total		27,599	108,309
Less accumulated depreciation		(7,003)	(4,036)

Property, plant and equipment, net of accumulated depreciation		$20,596	$104,273

        On March 19, 2008, we decided to suspend operations at our Fort Union plant and mine site. We have incurred an asset impairment charge of $93.5 million related to the Fort Union plant and mine site as of December 31, 2007.

        During the year ended December 31, 2007 we moved $13.6 million from construction in progress to property plant and equipment.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(4) Property, Plant and Equipment, Construction in Progress, and Mineral Rights and Mine Development (Continued)

        Property, plant and equipment includes:

  •
  $1.8 million and $803,000, of accounts payable and accrued liabilities as of December 31, 2007 and 2006, respectively.

  •
  $794,000 of capitalized asset retirement cost as of December 31, 2006.

        Depreciation and depletion expense was $7.2 million, $4.9 million and $361,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Construction in progress consisted of the following (in thousands):

	December 31,
	2007	2006
Fort Union plant and operating equipment	$—	$4,478
Mine and site improvements	737	2,597
Mining equipment refurbishment	4,523	2,307
Other	—	144

Total construction in progress	$5,260	$9,526

        On March 19, 2008, we decided to suspend operations at our Fort Union plant and mine site. As a result, of this decision we incurred $14.0 million of impairment charges related to the construction in progress at the Fort Union plant site for the year ended December 31, 2007.

        Total construction in progress includes:

  •
  $341,000 and $1.9 million of accounts payable and accrued liabilities as of December 31, 2007, and 2006, respectively.

  •
  $726,000 of capitalized asset retirement cost for the periods ended December 31, 2006.

  •
  $846,000 million and $1.4 million of construction in progress was moved to mineral rights during the years ended December 31, 2007 and 2006, respectively.

        During the third quarter 2006, we placed our Fort Union plant into service and as a result moved $84.1 million of costs from construction in progress to property, plant and equipment.

        Mineral rights are comprised of leases and mine development costs from the acquisition of Buckeye and our mine site in Wyoming. Costs are capitalized during the premining phase and are depleted using the units-of-production method based on actual tons mined. We impaired $1.7 million of mineral rights related to our Fort Union and mine site in Gillette, Wyoming during the year ended December 31, 2007.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(5) Asset Retirement Obligation

        Our asset retirement obligations relate to our surface and deep mines in Ohio, our Gillette, Wyoming mine site, and the improvements we have made at the site on which our Fort Union plant and train loadout silo are located. The following table reconciles the change in the asset retirement obligation during the period:

Changes in Asset Retirement Obligations
(in thousands)
Balance at December 31, 2006	$5,626
Liability incurred	270
Liability settled	(12)
Accretion	287

Balance at December 31, 2007	$6,171

        We allocate asset retirement costs to the underlying assets based on the fair value using an expected cash flow approach, in which multiple cash flow scenarios are used to reflect a range of possible outcomes and a credit-adjusted risk-free rate. The liabilities are then accreted over time by applying an interest method of allocation. As the assets are placed into service we are depreciating and depleting the related assets on a units-of-production method based on actual tonnage processed and actual tonnage mined.

(6) Accrued liabilities

        Accrued liabilities consist of (in thousands):

	December 31,
	2007	2006
Employee-related	$1,250	$867
Services or goods received, not invoiced	1,116	1,600
Taxes, other than income taxes	596	1,033
Other	—	78

Total accrued liabilities	$2,962	$3,578

        Employee-related includes paid time off, payroll and bonuses. Services or goods received not invoiced primarily consists of goods and services at our Fort Union plant and Buckeye. Taxes, other than income taxes represents various accrued taxes including property, use and franchise taxes.

(7) Employee Benefit Plans

        Our employees participate in Evergreen Energy's employee benefit plans. Expenses related to these benefit plans are allocated from Evergreen Energy consistent with other employee allocations as described in Note 2—Related Party. Expenses related to stock grants and option grants are based upon the grant date fair value and are recognized over the applicable service period.

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(8) Commitments and Contingencies

Payment Obligations

        We have not presented a future commitments table as we have no significant commitments or obligations that are not disclosed elsewhere in accounts payable, accrued expenses and asset retirement obligations. Further, obligations in which either party has the right to terminate are excluded from the future commitments table.

  Litigation

        We are not engaged in any material legal proceedings to which we or any of our subsidiaries are a party.

(9) Segments

        We have identified two segments: Plant and Mining. Our results of operations are evaluated and allocations of capital resources are based upon the overall operations of these segments. The Plant segment represents revenue and costs related our Fort Union plant and our mine site in Gillette, Wyoming. The Mining segment primarily represents our mining operations at our Buckeye location and

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(9) Segments (Continued)

includes certain marketing personnel, the ash disposal facility and the blending facility. Our operations are principally conducted in the United States.

	For the year ended December 31, 2007
	Plant	Mining	Total
	(in thousands)
Operating revenues:
Mining	$36	$47,326	$47,362
K-Fuel refined coal and blended K-Fuel refined coal	1,081	—	1,081
Consulting and other	45	—	45
Consulting and other to parent	161	—	161

Total operating revenue	1,323	47,326	48,649
Operating expenses:
General and administrative	6,166	4,380	10,546
Coal mining operating costs	—	42,377	42,377
Plant start-up costs	34,720	—	34,720
Cost of license and consulting revenue	24	—	24
Cost of license and consulting revenue to parent	161	—	161

Total segment operating expense	41,071	46,757	87,828
Segment operating loss income	$(39,748)	$569	$(39,179)

Total assets	$2,822	$51,580	$54,402

Reconciliation to net loss:
Total Segment operating loss			$(39,179)
Asset impairments			(111,180)
Depreciation and depletion			(7,199)
Other income (expense)			331

Net loss			$(157,227)

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(9) Segments (Continued)

	For the year ended December 31, 2006
	Plant	Mining	Total
	(in thousands)
Operating revenues:
Mining	$127	$35,810	$35,937
K-Fuel refined coal and blended K-Fuel refined coal	420	—	420
Consulting and other	34	—	34
Consulting and other to parent	663	—	663

Total operating revenue	1,244	35,810	37,054
Operating expenses:
General and administrative	2,758	2,493	5,251
Coal mining operating costs	—	31,728	31,728
Plant start-up costs	26,635	—	26,635
Cost of consulting and other	22	—	22
Cost of consulting and other to parent	663	—	663

Total segment operating expense	30,078	34,261	64,299
Segment operating loss income	$(28,834)	$1,549	$27,245

Total assets	$96,835	$47,171	$144,006

Reconciliation to net loss:
Total Segment operating loss			$27,245
Asset impairments			(40)
Depreciation and depletion			(4,915)
Other income (expense)			13

Net loss			$(32,187)

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(9) Segments (Continued)

	For the year ended December 31, 2005
	Plant	Mining	Total
	(in thousands)
Operating revenues:
Consulting and other	$132	$—	$132
Consulting and other to parent	649	—	649

Total operating revenue	781	—	781
Operating expenses:
General and administrative	1,641	—	1,641
Plant start-up costs	1,484	—	1,484
Cost of license and consulting revenue	142	—	142
Consulting and other to parent	649	—	649

Total segment operating expense	3,916	—	3,916

Segment operating (loss)	$(3,135)	$—	$(3,135)

Reconciliation to net loss:
Total Segment operating loss			$(3,135)
Depreciation			(361)
Other income (expense)			2

Net loss			$(3,494)

(10) Income Taxes

        Our operations are principally domestic, with income taxable at the federal statutory rate of 34% plus applicable state rates. The tables below reflect the deferred tax asset (liabilities) for our wholly owned C corporation subsidiaries Buckeye and Landrica. These entity's tax obligations are reflected in Evergreen Energy's consolidated return. Deferred tax assets (liabilities) were comprised of the following:

	2007	2006
	(in thousands)
Gross deferred tax assets:
Net operating loss carryforwards	$7,031	$2,518
Depreciation and amortization	1,013	(1)
Accrued liabilities	677	420

Gross deferred tax assets	8,721	2,937
Deferred tax assets valuation allowance	(8,721)	(2,937)

Net deferred tax assets	$—	$—

        We have recorded a valuation allowance for the full amount of our net deferred asset because, based upon an assessment of both negative and positive evidence, it is more likely than not that we will not realize such benefits in future tax returns. As of December 31, 2007 our tax return net operating

EVERGREEN OPERATIONS, LLC

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2007, 2006 and 2005

(10) Income Taxes (Continued)

loss carryforwards were $19 million that expire in various amounts in 2008. The remaining net operating loss carryforwards will expire in varying amounts over the next several years.

        Our total provision for income taxes in 2007, 2006 and 2005 were different from the amount expected by applying the statutory federal income tax rate to our net loss as reported in our Consolidated Statement of Operations. The approximate differences are as follows:

	2007	2006	2005
	(in thousands)
Expected tax benefit on loss before income taxes	$(5,486)	$(1,984)	$(354)
Expected state tax benefit, net	(532)	(193)	(34)
Stock options, restricted stock and warrant exercises	220	—	—
Non-deductible items and other	14	2	(267)
Expiring net operating loss	—	—	—
Increase in valuation allowance	5,784	2,175	655

	$—	$—	$—